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EXHIBIT 99.01

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FIRST QUARTER REPORT - 2000

DEAR FELLOW SHAREHOLDERS:

During the first quarter of the year, we continued to be challenged by a very volatile gold market and a low gold price. The average price for the quarter was $290 per ounce and at the time of writing this report (May 11, 2000) the gold price was $277 per ounce.

In light of the continued low gold prices, the Corporation has taken many steps to reduce the cost of its activities, including a significant reduction in holding costs in Bolivia. This reduction in expenses and the discontinuance of operations at the Mineral Ridge Mine enabled the Corporation to reduce its losses to $162,000 for the three months ended March 31, 2000, compared to a net loss of $3.0 million in the same period in 1999. At the end of the quarter, the Corporation had a net working capital of $2.7 million and cash of $1.8 million including unsold gold bullion. Hycroft gold production continued to exceed expectations, and by the end of the quarter Hycroft had produced 4,927 ounces of gold. The Corporation now estimates that Hycroft gold production for the year 2000 will exceed 12,000 ounces. At the end of March, the Corporation announced new reserves at the Hycroft mine.

New estimated and calculated total reserves and resources at Hycroft are 87.3 million tons at a grade of 0.017 ounces per ton containing 1.5 million ounces of gold. Contained in this resource are proven and probable reserves calculated at a $275 per ounce gold price of 24 million tons at a grade of
 .021 ounces per ton containing 495,000 ounces. The Corporation has been conducting an analysis of restarting operations at Hycroft, and at the time of writing, these studies were close to being completed and will become available during the second quarter.

In February, the Corporation announced agreements with the Bolivian Government confirming financial incentives for the Amayapampa project and the sale of the inactive Capa Circa mine in Bolivia. The resulting agreements will mean reduced holding costs in Bolivia and enhanced economics of the Corporation's Amayapampa project. The terms of the sale of Yamin (Capa Circa) include approximately $200,000 in cash payments to Vista over a four-year period, the assumption of Yamin's debts and a small production royalty. At the same time, the agreement reached with the government, which concerns the accelerated recovery of $1.9 million of taxes and duties associated with defined infrastructure projects for development of the Amayapampa project, eliminates uncertainty and assists the Corporation with project financing. The Corporation has also refined its development plan for Amayapampa. The optimized plan will, at a $325 per ounce gold price, generate an after-tax internal rate of return of 20 percent. Gold production during the first 5 years is estimated to average approximately 47,400 ounces per year at a cash production cost of $164 per ounce (life-of-mine average $168). The initial capital, including working capital, would be $25 million.


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The Corporation currently has over 1.0 million ounces of gold in proven and probable reserves, over 1.0 million ounces of resources with significant exploration upside and a permitted operating facility in Nevada. Vista's management is directing its efforts at preserving and enhancing this potential value for its shareholders. The Corporation is pursuing a number of alternative plans to raise the additional capital necessary to maintain its assets or provide for the recommencement of operations. The Corporation has recently retained a financial advisor with a mandate to assist with financing opportunities and to examine all alternatives, including merger opportunities.

Vista Gold's ore reserves and resources as of March 27, 2000 are tabulated below.

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1.1  GOLD RESERVES and RESOURCES
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2.   Proven and Probable Reserves                   TONS          GRADE      CONTAINED OUNCES
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Amayapampa, Bolivia  ($300/oz)                   10,200,000       0.051            526,000
Hycroft Mine  ($275/oz)                          23,960,000       0.021            495,000
                                                 ----------       -----          ---------
            TOTAL                                34,160,000       0.030          1,021,000
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3.   Mineral Resources                              TONS          GRADE      CONTAINED OUNCES
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Amayapampa, Bolivia
         Measured, Indicated and Inferred         1,692,000       0.052             88,000
Hycroft Mine, Nevada (0.005 oz/ton cut-off)
         Measured and Indicated                  47,400,000       0.016            776,000
3.1.1    Inferred                                16,000,000       0.015            240,000
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4.   Reserves and Resources                         TONS          GRADE      CONTAINED OUNCES
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Amayapampa                                       11,892,000       0.052            614,000
Hycroft                                          87,360,000       0.017          1,511,000
                                                 ----------       -----          ---------
            TOTAL                                99,252,000       0.021          2,125,000
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


Mike B. Richings
President and Chief Executive Officer

May 11, 2000


The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (303) 629-2450 or (888) 629-2450.

(303) 629-2450 - VOICE  370 SEVENTEENTH STREET - SUITE 3000 - DENVER, CO 80202
(303) 629-2499 - FAX


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